UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Ion Media Networks, Inc.
(Name of Issuer)

Class A Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

46205A103
(CUSIP Number)

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 1, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

SCHEDULE 13D

CUSIP No. 46205A103

1) NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Contrarian Capital Management, L.L.C.
______________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) ☐
                             (b) ☒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS    AF
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                290,625*
SHARES                                     ____________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                  1,829,375*
EACH                                           ____________________________________________________________
REPORTING                                       9)           SOLE DISPOSITIVE POWER
PERSON                                                                        290,625*
WITH                                           ____________________________________________________________
10)         SHARED DISPOSITIVE POWER
                         1,829,375*
___________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,120,000*
___________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
___________________________________________________________________________________
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%
___________________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO, IA
___________________________________________________________________________________

*  Represents shares issuable upon conversion of 9 ¾% Series A Convertible Preferred Stock.

SCHEDULE 13D

CUSIP No. 46205A103

1) NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Contrarian Capital Fund I, L.P.
___________________________________________________________________________________

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
                            (b) ☒
___________________________________________________________________________________
3) SEC USE ONLY
___________________________________________________________________________________
4) SOURCE OF FUNDS    WC
___________________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    ☐
___________________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________________
 7)           SOLE VOTING POWER
NUMBER OF                                                                1,274,375*
SHARES                                     ____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ____________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                        1,274,375*
WITH                                           ____________________________________________________________
10)         SHARED DISPOSITIVE POWER
none
____________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,274,375*
____________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
____________________________________________________________________________________
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     2.0%
____________________________________________________________________________________
14)  TYPE OF REPORTING PERSON
PN
______________________________________________________________________________________________________________________

*  Represents shares issuable upon conversion of 9 ¾% Series A Convertible Preferred Stock.

SCHEDULE 13D

CUSIP No. 46205A103

1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Contrarian Equity Fund, L.P.
___________________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
                            (b) ☒
___________________________________________________________________________________
3) SEC USE ONLY
___________________________________________________________________________________
4) SOURCE OF FUNDS    WC
___________________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    ☐
___________________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                     270,000*
SHARES                                     ____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ____________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           270,000*
WITH                                           ____________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
__________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    270,000*
__________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
__________________________________________________________________________________
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.4%
__________________________________________________________________________________
14)  TYPE OF REPORTING PERSON
PN
__________________________________________________________________________________

*  Represents shares issuable upon conversion of 9 ¾% Series A Convertible Preferred Stock.

SCHEDULE 13D

CUSIP No. 46205A103

1) NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Contrarian Long Short, L.P.
___________________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
                            (b) ☒
___________________________________________________________________________________
3) SEC USE ONLY
___________________________________________________________________________________
4) SOURCE OF FUNDS    WC
___________________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    ☐
___________________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                285,000*
SHARES                                     ____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                  none
EACH                                           ____________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                        285,000*
WITH                                           ____________________________________________________________
10)           SHARED DISPOSITIVE POWER
                         none
___________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      285,000*
___________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
___________________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0.4%
___________________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
____________________________________________________________________________________________________________________
*  Represents shares issuable upon conversion of 9 ¾% Series A Convertible Preferred Stock.

SCHEDULE 13D

CUSIP No. 46205A103

1) NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Litespeed Management LLC
___________________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
                            (b)☒
___________________________________________________________________________________
3) SEC USE ONLY
___________________________________________________________________________________
4)SOURCE OF FUNDS    AF
___________________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    ☐
___________________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________________
7)            SOLE VOTING POWER
NUMBER OF                                                                1,406,250*
SHARES                                     ____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                   none
EACH                                           ____________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                        1,406,250*
WITH                                           ____________________________________________________________
10)           SHARED DISPOSITIVE POWER
                 none
___________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,406,250*
___________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
___________________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1%
___________________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO, IA
____________________________________________________________________________________________________________________
*  Represents shares issuable upon conversion of 9 ¾% Series A Convertible Preferred Stock.

SCHEDULE 13D

CUSIP No. 46205A103

1) NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Litespeed Master Fund, Ltd.
_____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
                           (b) ☒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS    WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
___________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                1,406,250*
SHARES                                     ____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           none
EACH                                           ____________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                           1,406,250*
WITH                                           ____________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
___________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,406,250*
___________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐
___________________________________________________________________________________
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1%
___________________________________________________________________________________
14)  TYPE OF REPORTING PERSON
CO
___________________________________________________________________________________

*  Represents shares issuable upon conversion of 9 ¾% Series A Convertible Preferred Stock.

SCHEDULE 13D

CUSIP No. 46205A103

1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Ore Hill Partners LLC
____________________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  ☐
                            (b) ☒
____________________________________________________________________________________
3) SEC USE ONLY
____________________________________________________________________________________
4) SOURCE OF FUNDS    AF
____________________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    ☐
____________________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
____________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                    none
SHARES                                      ____________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                           1,525,660*
EACH                                           ____________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                                               none
WITH                                           ____________________________________________________________
10)           SHARED DISPOSITIVE POWER
1,525,660*
___________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,525,660*
___________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
___________________________________________________________________________________
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%
___________________________________________________________________________________
14)  TYPE OF REPORTING PERSON
OO, IA
___________________________________________________________________________________

* Other than 4,410 shares of common stock, represents shares issuable upon conversion of 9 ¾% Series A Convertible Preferred Stock.

SCHEDULE 13D

CUSIP No. 46205A103

1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Ore Hill Hub Fund Ltd.
___________________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  ☐
                            (b) ☒
___________________________________________________________________________________
3) SEC USE ONLY
___________________________________________________________________________________
4) SOURCE OF FUNDS    WC
___________________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    ☐
___________________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
___________________________________________________________________________________
  7)           SOLE VOTING POWER
NUMBER OF                                                                 none
SHARES                                     ____________________________________________________________
BENEFICIALLY                                     8)           SHARED VOTING POWER
OWNED BY                                                                1,463,785*
EACH                                           ____________________________________________________________
REPORTING                                           9)           SOLE DISPOSITIVE POWER
PERSON                                                                           none
WITH                                           ____________________________________________________________
10)           SHARED DISPOSITIVE POWER
1,463,785*
___________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 1,463,785*
___________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
___________________________________________________________________________________
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%
___________________________________________________________________________________
14)  TYPE OF REPORTING PERSON
CO
___________________________________________________________________________________

* Other than 4,410 shares of common stock, represents shares issuable upon conversion of 9 ¾% Series A Convertible Preferred Stock.

SCHEDULE 13D

CUSIP No. 46205A103

1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Kinney Hill Credit Opportunities Fund, Ltd.
___________________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  ☐
                            (b) ☒
___________________________________________________________________________________
3) SEC USE ONLY
___________________________________________________________________________________
4) SOURCE OF FUNDS    WC
___________________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    ☐
___________________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
___________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                none
SHARES                                     ____________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                                   61,875*
EACH                                           ____________________________________________________________
REPORTING                                       9)           SOLE DISPOSITIVE POWER
PERSON                                                                        none
WITH                                           ____________________________________________________________
10)         SHARED DISPOSITIVE POWER
      61,875*
___________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,875*
___________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
___________________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
___________________________________________________________________________________
14) TYPE OF REPORTING PERSON
CO
___________________________________________________________________________________

*  Represents shares issuable upon conversion of 9 ¾% Series A Convertible Preferred Stock.

Item 1.                                Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the Class A Common Stock, $0.001 par value per share (the “Common Stock”), of ION Media Networks, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 601 Clearwater Park Road, West Palm Beach, Florida 33401.

Item 2.                                Identity and Background.

(a) - (c) This Statement on Schedule 13D is being filed on behalf of Contrarian Capital Management, L.L.C. (“Contrarian Capital Management”), Contrarian Capital Fund I, L.P. (“Contrarian Capital Fund I”), Contrarian Equity Fund, L.P. (“Contrarian Equity Fund”), Contrarian Long Short, L.P. (“Contrarian Long Short”), Litespeed Management LLC (“Litespeed Management”), Litespeed Master Fund, Ltd. (“Litespeed Master Fund”), Ore Hill Partners LLC (“Ore Hill Partners”), Ore Hill Hub Fund Ltd. (“Ore Hill Hub Fund”) and Kinney Hill Credit Opportunities Fund, Ltd. ("Kinney Hill Fund") (collectively, the “Reporting Persons”).

Contrarian Capital Management, a Delaware limited liability company and a registered investment adviser engaged in the management of institutional client accounts, serves as investment manager to, and has voting and investment discretion over, certain investment vehicles and managed accounts.  Specifically, Contrarian Capital Management serves as the general partner of Contrarian Capital Fund I, Contrarian Equity Fund and Contrarian Long Short, each a Delaware limited partnership that invests and trades in securities and financial instruments.  The principal business address of Contrarian Capital Management, Contrarian Capital Fund I, Contrarian Equity Fund, and Contrarian Long Short is 411 West Putnam Avenue, Suite 225, Greenwich, Connecticut 06830.  Jon R. Bauer is the managing member of Contrarian Capital Management.

Litespeed Management, a Delaware limited liability company and a  registered investment adviser, serves as investment manager to, and has voting and investment discretion over, certain investment vehicles and managed accounts.  Specifically, Litespeed Management serves as investment manager of Litespeed Master Fund, a Cayman Islands registered company that invests and trades in securities and financial instruments.  The principal business address of Litespeed Management is 237 Park Avenue, Suite 900, New York, New York 10016, and the principal business address of Litespeed Master Fund is Litespeed Master Fund, Ltd. c/o BNY Alternative Investment Services Ltd., 18 Church Street, Skandia House Hamilton HM 11 Bermuda.  Jamie Zimmerman is the managing member of Litespeed Management.

Ore Hill Partners, a Delaware limited liability company and a registered investment adviser, serves as investment manager to, and has voting and investment discretion over, certain investment vehicles and managed accounts.  Specifically, Ore Hill Partners serves as investment manager of Ore Hill Hub Fund and Kinney Hill Fund, both Cayman Islands registered companies that invest and trade in securities and financial instruments.  The principal business address of Ore Hill Partners is 650 Fifth Avenue, 9th Floor, New York, New York 10019, the principal business address of Ore Hill Hub Fund is c/o BISYS Hedge Fund Services (Cayman) Limited, 27 Hospital Road, P.O. Box 1748GT, Cayman Corporate Centre, George Town, Grand Cayman, Cayman Islands, BW, and the principal business address of Kinney Hill Fund is c/o Maples Finance Limited, P.O. Box 1093GT, Queensgate House, South Church Street, George Town, Grand Cayman, Cayman Islands, BWI. Benjamin Nickoll and Frederick Wahl are the managing members of Ore Hill Partners.

(d) - (e)  During the last five years, none of the Reporting Persons or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each natural person identified in Item 2 is a citizen of the United States.

Item 3.                                Source and Amount of Funds or Other Consideration.

Except as noted, the shares of common stock beneficially owned by the Reporting Persons are shares issuable upon conversion of the Company’s 9 ¾% Series A Convertible Preferred Stock (the “9 ¾% Preferred Stock” and, together with the Common Stock, the “Securities”).

The amount of  funds used to purchase the Securities by each of the Reporting Persons was as follows:

Contrarian Capital Management – Managed Accounts	$ 2,017,650

Contrarian Capital Fund I	$ 8,121,650

Contrarian Capital Equity	$ 1,677,550

Contrarian Long Short	$ 1,806,575

Litespeed Master Fund	$ 9,812,395

Ore Hill Hub Fund*	$12,137,627

Kinney Hill Fund	$ 326,700

* Includes 4,410 shares of Common Stock.

The purchase of the Securities in each case was funded with the respective working capital of the Reporting Persons or their affiliates, which may include margin loans incurred from time to time in the ordinary course.

Item 4.                                Purpose of Transaction.

Each of the Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes.

On May 1, 2007, the Reporting Persons formed an ad hoc committee of holders of the 9 ¾% Preferred Stock, and presented to the Board of Directors of the Company a capital restructuring proposal.  A copy of this proposal is filed as an Exhibit 2 to this Schedule 13D and is hereby incorporated by reference. On May 4, 2007, the Company issued a joint press release with Citadel Investment Group, L.L.C. ("Citadel") and NBC Universal, Inc. ("NBC Universal"), announcing that the Company and affiliates of Citadel and NBC Universal have entered into an agreement for a comprehensive recapitalization of the Company. The Reporting Persons are currently re-evaluating their respective positions in light of the announcement and actions taken by the Company in furtherance thereof.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

 Item 5.                                         Interest in Securities of the Issuer.

(a)  Contrarian Capital Management may be deemed to be the beneficial owner of 2,120,000 shares issuable upon conversion of shares of 9 ¾% Preferred Stock,1 constituting approximately 3.3%2of  the outstanding shares of Common Stock, held as follows:

	Shares of 9 3/4 % Preferred Stock	Common Stock Issuable on Conversion[1]	Percentage of Outstanding Shares[2]

Contrarian Capital Management -- Managed Accounts	465	290,625	0.4%

Contrarian Capital Fund I	2,039	1,274,375	2.0%

Contrarian Capital Equity	432	270,000	0.4%

Contrarian Long Short	456	285,000	0.4%

 Litespeed Management may be deemed to be the beneficial owner of 1,406,250 shares of Common Stock issuable upon conversion of 2,250 shares of 9 ¾% Preferred Stock,1 constituting approximately 2.1%2 of  the outstanding shares of Common Stock, held by Litespeed Master Fund.

                 Ore Hill Partners may be deemed to be the beneficial owner of (i) 4,410 shares of Common Stock and (ii) 1,463,785 shares of Common Stock issuable upon conversion of 2,335 shares of 9 ¾% Preferred Stock,1 constituting approximately 2.3%2 of  the Common Stock outstanding, held as follows:

	Shares of Common Stock	Shares of 9/34% Preffered Stock	Common Stock Issuable on Conversion[1]	Total Common Stock	Percentage of Outstanding Shares[2]

Ore Hill Hub Fund	4,410	2,335	1,459,375	1,463,785	2.2%

Kinney Hill Fund	0	99	61,875	61,875	0.1%

(b)           Contrarian Capital Management may be deemed to have shared voting and dispositive power over the Securities held in managed accounts and sole voting and dispositive power over the Securities held by Contrarian Capital Fund I , Contrarian Capital Equity and Contrarian Long Short.

Litespeed Management may be deemed to have sole voting and dispositive power over the Securities held by Litespeed Master Fund.

Ore Hill Partners may be deemed to have shared voting and dispositive power over the Securities held by Ore Hill Hub Fund and Kinney Hill Fund.

(c)           Except as set forth on Schedule I, no person identified in Item 2 has effected any transaction in shares of Common Stock or 9 ¾% Preferred Stock during the  past 60 days.

----------------------------------------
1 Each share of 9 ¾% Preferred Stock is convertible into 625 shares of Common Stock.

2Based upon 65,320,057 shares of Common Stock outstanding as of March 16, 2007, as reported in the Company’s Form 10-K for the year ended December 31, 2006.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to

Securities of the Issuer.

The Reporting Persons have agreed that, without their mutual consent, no Reporting Person will acquire any securities of the Company if, as a result of such acquisition, the beneficially ownership of Common Stock by all the Reporting Person in the aggregate would exceed 10% of the outstanding shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

99.1	Agreement of Joint Filing among the Reporting Persons, dated May 11, 2007.

99.2	Capital Restructuring Proposal for Ion Media Networks, Inc., Presented by the Ad Hoc Committee of Holders of the 9 ¾% Series A Convertible Preferred Stock of Ion Media Networks, Inc.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 14, 2007

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.
By: /s/ Jon R. Bauer
Name: Jon R. Bauer
Title: Managing Manager

CONTRARIAN CAPITAL FUND I, L.P.
By: /s/ Jon R. Bauer
Name: Jon R. Bauer
    Title:  Managing Member of General Partner

CONTRARIAN EQUITY FUND, L.P.
By: /s/ Jon R. Bauer
Name: Jon R. Bauer
Title:  Managing Member of General Partner

CONTRARIAN LONG SHORT, L.P.
By: /s/ Jon R. Bauer
Name: Jon R. Bauer
Title:  Managing Member of General Partner

LITESPEED MANAGEMENT LLC
By: /s/ Jamie Zimmerman
Name: Jamie Zimmerman
Title:   Managing Member

LITESPEED MASTER FUND, LTD.
By: /s/ Jamie Zimmerman
Name: Jamie Zimmerman
Title: Managing Director

ORE HILL PARTNERS LLC,
INDIVIDUALLY AND ON BEHALF OF
ORE HILL HUB FUND LTD. AND
KINNEY HILL CREDIT OPPORTUNITIES FUND, LTD.
By: /s/ Claude A. Baum
Name: Claude A. Baum
Title: General Counsel

		SCHEDULE I

Transactions in shares of Common Stock and 9 ¾% Preferred Stock by the Reporting Persons within the past 60 days.[1,2]

Ore Hill Hub Fund Common Stock
Date of Trade	Number of Shares	Price Per Share	Total Amount[3]
CS4 3/12/2007	50,000	$ 1.31	$ 67,000
CS4 3/14/2007	50,000	1.30	66,500
CS4 3/16/2007	50,000	1.31	67,000
CS4 3/26/2007	7,500	1.30	9,975
CS4 3/29/2007	50,000	1.30	66,500
CS4 3/30/2007	100,000	1.30	132,000
S 4/2/2007	(1,390)	1.30	(1,765)

9 ¾% PreferredStock
Date of Trade	Number of Shares	Price Per Share	Total Amount[3]
P 3/15/2007	341	$ 4,300	$ 1,466,300
P 4/27/2007	545	3,250	1,829,186
P 5/11/2007	400	4,275	1,710,000

Kinney Hill Fund 9 ¾% PreferredStock
Date of Trade	Number of Shares	Price Per Share	Total Amount[3]
P 4/25/2007	99	$ 3,950	$ 326,700

Litespeed Master Fund 9 ¾%Preferred Stock
Date of Trade	Number of Shares	Price Per Share	Total Amount[3]
S 5/10/2007	100	$ 4,800	$ 479,978

[1] Does not include shares of 9 ¾% Preferred Stock issued as a quarterly dividend payable as of March 31, 2007.
[2] Transactions in the Common Stock were effected on the American Stock Exchange. Transactions in the 9 ¾% Preferred Stock were effected in the over-the-counter market.
[3] Includes commissions and other execution-related costs.
[4] Covering a short position.